

DALE MATHESON
CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:	Robert J Burkart, Inc.	James F Carr-Hilton, Ltd.
Alvin F Dale, Ltd.	Peter J Donaldson, Inc.	R.J. LaBonte, Ltd.
Robert J Matheson, Inc.	Fraser G Ross, Ltd.	

July 9, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St. N.W.
Washington DC 20549

Re: Becoming Art, Inc. - Form SB-2 Registration Statement

Dear Sirs:

As chartered accountants, we hereby consent to the inclusion or incorporation by reference in this Form SB-2 Registration Statement dated July 9, 2004, of the following:

• Our report to the Stockholders and Board of Directors of Becoming Art, Inc. dated March 31, 2004 on the financial statements of the Company as at November 30, 2003 and for the period from October 13, 2003 (inception) to November 30, 2003.

In addition, we also consent to the reference to our firm included under the heading "Experts" in this Registration Statement.

Yours truly,

"Dale Matheson Carr-Hilton LaBonte"

Dale Matheson Carr-Hilton LaBonte
Chartered Accountants
Vancouver, British Columbia

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